# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Designer Brands Inc., CIK 0001319947
CUSIP: 250565108
Title of class of securities: Class A Common Shares, without par value
Address of issuer's principal executive offices: 810 DSW Drive, Columbus, Ohio (OH), 43219
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001589943

## Reporting persons
- Stone House Capital Management, LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,000,000; sole dispositive power 0; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (17.4% of the class)
  Comment: The figures in Items 6, 8, and 9 include 1,500,000 Class A Common Shares, without par value ("Common Stock") of Designer Brands Inc. (the "Issuer") that may be acquired by the Reporting Persons within 60 days upon the exercise of call options (the "Options") to purchase Common Stock of the Issuer. The figure in Item 11 is based upon 40,242,472 shares of Common Stock of the Issuer outstanding as of March 17, 2025, as disclosed in the Issuer's annual report on Form 10-K for the fiscal year ended February 1, 2025, filed with the U.S. Securities and Exchange Commission on March 24, 2025.
- SH Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,000,000; sole dispositive power 0; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (17.4% of the class)
  Comment: The figures in Items 6, 8, and 9 include 1,500,000 shares of Common Stock that may be acquired by the Reporting Persons within 60 days upon the exercise of the Options. The figure in Item 11 is based upon 40,242,472 shares of Common Stock of the Issuer outstanding as of March 17, 2025, as disclosed in the Issuer's annual report on Form 10-K for the fiscal year ended February 1, 2025, filed with the U.S. Securities and Exchange Commission on March 24, 2025.
- Mark Cohen: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,000,000; sole dispositive power 0; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (17.4% of the class)
  Comment: The figures in Items 6, 8, and 9 include 1,500,000 shares of Common Stock that may be acquired by the Reporting Persons within 60 days upon the exercise of the Options. The figure in Item 11 is based upon 40,242,472 shares of Common Stock of the Issuer outstanding as of March 17, 2025, as disclosed in the Issuer's annual report on Form 10-K for the fiscal year ended February 1, 2025, filed with the U.S. Securities and Exchange Commission on March 24, 2025.

## Item 1. Issuer
Name of issuer: Designer Brands Inc.
Address of issuer's principal executive offices: 810 DSW Drive, Columbus, Ohio, 43219

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by and on behalf of each of Stone House Capital Management, LLC ("Stone House"), SH Capital Partners, L.P. ("Partners"), and Mark Cohen (collectively referred to herein as "Reporting Persons"). Partners is the record and direct beneficial owner of the securities covered by this statement. Stone House is the general partner and investment manager of, and may be deemed to beneficially own securities owned by, Partners. Mr. Cohen is the managing member of, and may be deemed to beneficially own securities owned by, Stone House.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is c/o Stone House Capital Management, LLC, 1019 Kane Concourse, Suite 202, Bay Harbor Islands, Florida 33154.
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Stone House Capital Management, LLC: /s/ Mark Cohen, Managing Member (05/15/2025)
- SH Capital Partners, L.P.: /s/ Mark Cohen, Managing Member of the General Partner (05/15/2025)
- Mark Cohen: /s/ Mark Cohen, Mark Cohen (05/15/2025)
Comment: Exhibit Information

Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on September 17, 2024, by the Reporting Persons with the SEC)